Exhibit 99.1

ARC RESOURCES LTD. ANNOUNCES THE 2010 U.S. TAX INFORMATION FOR ARC ENERGY TRUST

CALGARY, Feb. 11 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC Resources") announces the 2010 U.S. Income Tax Information for ARC Energy Trust ("ARC" or "the Trust") to be as follows:

ARC ENERGY TRUST

2010 U.S. INCOME TAX REPORTING

2010 U.S. Income Tax Information

The following information is being provided to assist U.S. individual unitholders of ARC Energy Trust ("ARC") in reporting distributions received from ARC during 2010 on their Internal Revenue Service ("IRS") Form 1040, "U.S. Individual Income Tax Return" ("Form 1040").

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of ARC trust units. Holders or potential holders of ARC trust units should consult their own legal and tax advisors as to their particular tax consequences of holding ARC trust units.

Qualified Dividends

In consultation with its U.S. tax advisors, ARC believes that its trust units should be properly classified as equity in a corporation, rather than debt, and that dividends paid to individual U.S. unitholders should be "qualified dividends" for U.S. federal income tax purposes. As such, the portion of the distributions made during 2010 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer's situation must be considered before making this determination.

Trust Units Held Outside a Qualified Retirement Plan

With respect to cash distributions paid during the year to U.S. individual unitholders, 24.20 percent should be reported as a return of capital (to the extent of the unitholder's U.S. tax basis in their respective units) and 75.80 percent should be reported as "qualified dividends". The table below summarizes the distributions paid by ARC in 2010.

The portion of the distributions treated as "qualified dividends" should be reported on Line 9b of Form 1040, unless the fact situation of the U.S. individual unitholders determines otherwise. Commentary on page 20 of the Form 1040 Instruction Booklet for 2010 with respect to "qualified dividends" provides examples of individual situations where the dividends would not be "qualified dividends". Where, due to individual situations, the dividends are not "qualified dividends", the amount should be reported on Schedule B - Part II - Ordinary Dividends and Line 9a of Form 1040.

For U.S. federal income tax purposes, in reporting a return of capital with respect to distributions received, U.S. unitholders are required to reduce the cost base of their trust units by the total amount of distributions received that represent a return of capital. This amount is non-taxable if it is a return of cost base in the trust units. If the full amount of the cost base has been recovered, any further return of capital distributions should be reported as capital gains.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be otherwise applicable.The full amount of the distribution paid to a non-resident of Canada is subject to a minimum 15 percent Canadian withholding tax that is withheld prior to any payments being distributed to unitholders. Where trust units are held outside a qualified retirement account, the full amount of all withholding tax should be creditable, subject to numerous limitations, for U.S. tax purposes in the year in which the withholding taxes are withheld. Where trust units are held in a qualified retirement account, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes.

The amount of Canadian tax withheld should be reported on Form 1116, "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2010 should be determined from your own records and is not available from ARC. Amounts over withheld, if any, from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the payment was paid.

Investors should report their dividend income and capital gain (if any), and make adjustments to their tax basis in ARC's units, in accordance with this information and subject to advice from their tax advisors. U.S. individual unitholders who hold their ARC trust units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary. We expect that the stockbroker or other intermediary will issue a Form 1099-DIV, "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. ARC is not required to furnish such unitholders with Form 1099-DIV. Information on the Forms 1099-DIV issued by the brokers or other intermediaries may not accurately reflect the information in this press release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Forms 1099-DIV.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where ARC trust units are held within a qualified retirement plan.

Summary of U.S. Tax Information

The following table provides, on a per unit basis, the breakdown of the amount of cash distributions, prior to Canadian withholding tax, paid by ARC for the period January 15 to December 15, 2010. The amounts are segregated between the portion of the cash distribution that could be considered "qualified dividends" and the portion reported as non-taxable return of capital (and/or capital gain). The amounts shown on the following table are in U.S. dollars as converted on the applicable payment dates. This table is for information purposes only.

    <<
                     2010 CASH DISTRIBUTION INFORMATION
                             FOR U.S. UNITHOLDERS
                                (U.S. $/Unit)

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                                                                       Non-
                              Distrib                     Taxable    Taxable
                              -ution           Distrib   Qualified  Return of
                   Payment     Paid  Exchange  -ution    Dividend    Capital
    Record Date      Date      CDN$    Rate    Paid US$     US$        US$
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    Dec 31, 2009 Jan 15, 2010  $0.10  0.9721  $0.097210  $0.073685  $0.023525
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    Jan 29, 2010 Feb 15, 2010  $0.10  0.9542  $0.095420  $0.072328  $0.023092
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    Feb 26, 2010 Mar 15, 2010  $0.10  0.9788  $0.097880  $0.074193  $0.023687
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    Mar 31, 2010 Apr 15, 2010  $0.10  0.9986  $0.099860  $0.075694  $0.024166
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    Apr 30, 2010 May 17, 2010  $0.10  0.9611  $0.096110  $0.072851  $0.023259
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    May 31, 2010 Jun 15, 2010  $0.10  0.9720  $0.097200  $0.073678  $0.023522
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    Jun 30, 2010 Jul 15, 2010  $0.10  0.9613  $0.096130  $0.072867  $0.023263
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    Jul 30, 2010 Aug 16, 2010  $0.10  0.9586  $0.095860  $0.072662  $0.023198
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    Aug 31, 2010 Sep 15, 2010  $0.10  0.9726  $0.097260  $0.073723  $0.023537
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    Sep 30, 2010 Oct 15, 2010  $0.10  0.9893  $0.098930  $0.074989  $0.023941
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    Oct 29, 2010 Nov 15, 2010  $0.10  0.9935  $0.099350  $0.075307  $0.024043
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    Nov 30, 2010 Dec 15, 2010  $0.10  0.9965  $0.099650  $0.075535  $0.024115
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    Total Per Unit             $1.20          $1.170860  $0.887512  $0.283348
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    >>
ARC RESOURCES LTD.

John P. Dielwart,

Chief Executive Officer

%CIK: 0001029509

For further information: about ARC Resources, please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4nd Avenue S.W., Calgary, AB, T2P 0H7
CO: ARC Resources Ltd.

CNW 12:11e 11-FEB-11